September 11, 2009

VIA EDGAR
Daniel L. Gordon
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Simon Property Group, L.P.
Forms 10-K and 10-K/A for the fiscal year ended December 31, 2008
Filed March 2, 2009 and May 8, 2009
File No. 333-11491

Dear Mr. Gordon:

This letter responds to your letter dated August 27, 2009, which included an additional comment with respect to the periodic report noted above.

For the sake of convenience, we have reproduced the comment below with our response following.

A courtesy copy of this letter is also being sent to William Demarest.

In this response, the term “Company” means Simon Property Group, L.P. and the term “Simon Property” refers to the Company’s general partner, Simon Property Group, Inc.

Note 10.  Equity

Exchange Rights, page 56

1.                   Comment:  Based on our phone call and your responses you have analogized to the EITF’s observation in Issue 98-2 that in the separate financial statements of the subsidiary, an investment in the stock of a parent whose only significant asset is its investment in the subsidiary is essentially the same as the stock of the subsidiary and should be classified as a component of shareholders equity.  Under this circumstance you have concluded that settlement of the unit redemption in parent shares does not represent a delivery of assets.  We do not object to your analogy under this circumstance.  Please provide us with your proposed disclosures for future filings related to how you have determined that the L.P. units are classified as permanent equity and not temporary equity.

Response:  In future filings of the Company’s periodic reports, beginning with the Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, note 3 in the notes to the Company’s financial statements will include a disclosure containing substantially the following language:

Our reassessment of EITF D-98 also involved an evaluation of the appropriateness of classifying the units held by Simon Property and by our limited partners within permanent equity.  We considered several significant factors in determining the appropriate classification of those units in the consolidated balance sheets.  First, as a limited partnership, all routine decisions relating to our operations and distributions are made by Simon Property, acting as our sole General Partner.  The decisions of the General Partner are made by Simon Property’s board of directors and its management.  We have no other governance structure.  Secondly, the sole asset of Simon Property is its interest in us.  As a result, a share of Simon Property (if owned by us) is better characterized as being similar to a treasury share and thus not an asset of the Operating Partnership.

Limited partners have the right under our partnership agreement to exchange their units for shares of Simon Property or cash as selected by the General Partner.  Accordingly, we classify limited partner units in permanent equity because we have the unrestricted ability to issue shares of Simon Property to limited partners exercising their exchange rights rather than using cash or other assets.  Under our partnership agreement, we are required to redeem units held by Simon Property only when Simon Property has redeemed shares of its common stock.  We classify units held by Simon Property in permanent equity because the decision to redeem those units would be made through our governance structure, with Simon Property making the decision on our behalf.

If I can be of assistance in answering any additional questions in connection with this response, please call me at (317) 685-7363 or in my absence, James M. Barkley at (317) 263-7083.

Very truly yours,

/s/ Stephen E. Sterrett
Stephen E. Sterrett
Executive Vice President and
Chief Financial Officer

cc:	William Demarest
James M. Barkley, Esq.